Exhibit 1

Stock Symbols:	AEM (NYSE and TSX)	For further information:
David Smith; Vice-President, Investor Relations
(416) 947-1212

AGNICO-EAGLE ANNOUNCES US$252 MILLION PRIVATE PLACEMENT

Not for distribution to U.S. news services or dissemination in the United States

Toronto (November 19, 2008) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) announced today that it has entered into an agreement with a syndicate of underwriters led by [deleted] under which it will underwrite a private placement of 8 million units of Agnico-Eagle at a price of US$31.50 per unit.  Each unit will consist of one common share of Agnico-Eagle and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company, at a price of US$47.25 per share, at any time during the five-year term of the warrant.

Agnico-Eagle has also granted to the underwriters an underwriters’ option, exercisable at any time up to 24 hours prior to closing, to purchase up to an additional 1.2 million units at closing, at a price of US$31.50 per unit.

As part of the private placement, and conditional upon settlement of definitive documentation, one of Canada’s largest pension funds has agreed to purchase at least 4 million units and has agreed to purchase any additional units not allocated to other buyers.  As consideration for this commitment, Agnico-Eagle has agreed to issue to the pension fund, warrants entitling the holder to purchase 4 million common shares of the Company, at a price per share equal to the lesser of US$47.25 and 150% of the volume-weighted average trading price of the common shares on the New York Stock Exchange during the period from November 19, 2008 to the trading day immediately preceding the closing of the private placement.  These warrants will be exercisable at any time during their five-year term.  The pension fund’s obligations will be terminable in certain events, including in the event of a material adverse change affecting the Company.

An underwriting agreement will be entered into on customary terms.  The underwriters’ obligations thereunder will be terminable in certain events, including in the event that the pension fund withdraws its subscription or fails to subscribe for any reason for that portion of the Offering for which it has agreed to subscribe.

The gross proceeds of the private placement will be approximately US$252 million (US$289.8 million if the underwriters’ option is exercised in full).  The Company intends to use the net proceeds of the private placement for mine development and related capital expenditures, as well as for general corporate purposes.

[deleted]

The private placement is scheduled to close on or about December 3, 2008 and is subject to certain conditions, including normal regulatory approvals, including the approval of the Toronto Stock Exchange.

The securities will be sold on a private placement basis in Canada.  The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States, or to or for the account of U.S. persons, absent registration or an applicable exemption from the registration requirements.  This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful.

Forward-Looking Statements

The information in this press release has been prepared as at November 19, 2008. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “intend”, “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements or information.  Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The factors and assumptions of Agnico-Eagle contained in this news release which may prove to be incorrect include, but are not limited to, assumptions regarding business and market conditions, compliance with agreements and the satisfaction of conditions.

Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to changes in business and market conditions; failure to obtain necessary approvals or to satisfy conditions; and the possibility of the occurrence of events that may permit the underwriters of the private placement or the pension fund to terminate their agreements.  For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2007, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and Finland and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.

It has paid a cash dividend for 26 consecutive years.  Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.